Exhibit 1.2

July 10, 2008

PERSONAL DELIVERY VIA OVERNIGHT AND ELECTRONIC MAIL

Mrs. Fields Companies, Inc.
Mrs. Fields Famous Brands, LLC
c/o Capricorn Investors III, L.P.
ATTN: Herbert S. Winokur, Jr.
30 East Elm Street
Greenwich, CT 06830

RE:                              Stephen Russo - Amended and Restated Employment Agreement Notice of Termination

Dear Pug:

This letter is intended to notify you that I am terminating with Good Reason my employment under the Amended and Restated Employment Agreement between Stephen Russo, Mrs. Fields Companies, Inc. (the “Company”) and Mrs. Fields Famous Brands, LLC, dated March 16, 2004 and effective May 15, 2003 (“the Agreement”).

Pursuant to Section 9 (b) (iii) of the Agreement, I am entitled to terminate my employment with Good Reason if “the Company is divested, by sale, closure, liquidation, or foreclosure, or other means, of any substantial part of its assets or business” as held or conducted on March 16, 2004.  On August 7, 2007, the Company sold substantially all of the assets of the Company’s wholly-owned subsidiaries Pretzel Time Franchising, LLC and Pretzelmaker Franchising, LLC to NexCen Brands, Inc. (“NexCen”) (the “Pretzel transaction”), thereby divesting the Company of approximately 376 franchised or licensed units worldwide and approximately $6.4 million in revenue.

Thereafter, on January 29, 2008, the Company sold substantially all of the assets of its wholly-owned subsidiary Great American Cookie Company to NexCen (the “GAC transaction”), thereby divesting the Company of approximately 300 franchised units primarily located in the United States and approximately $26 million in revenue.

Moreover, as part of both the Pretzel and GAC transactions, the Company utilized approximately $80,000,000 of Net Operating Loss which was itself a valuable asset then held by the Company.

Pursuant to Section 9 (b) (ii) of the Agreement, I am also entitled to terminate my employment with Good Reason if my assignment, duties, responsibilities, or operating authority are substantially diminished from those outlined in Section 1 of the Agreement.  As a consequence of the aforementioned transactions, my duties and responsibilities as President and Chief Executive Officer of the Company have been significantly diminished from those outlined in Section 1 of the Agreement, which states that my duties “shall entail those duties customarily performed by a president and chief executive officer of a company with a sales volume and the number of employees commensurate with those of the Company.” For the purposes of Section 1, the Company on March 16, 2004 included its then subsidiaries or affiliates,

The Pretzel and GAC transactions have reduced the Company’s sales volume, number of employees, number of brands, number of franchisees, assets and businesses to substantially less than those existing in March 2004.  Before the Pretzel and GAC transactions, Company-wide EBITDA for its then five (5) brands was $17,706,000, of which the Pretzel Time, Pretzelmaker and Great American Cookie brands represented $16,700,000.  As a result of these transactions, I no longer serve as a president and chief executive officer of “a company with a sales volume and the number of employees commensurate with those of the Company” as it existed in March 2004.

Because the Company cannot reverse the aforementioned transactions, the conduct and circumstances so implicated cannot cease or be remedied within 30 days.  Accordingly, complying with the 30-day notice period provided by Section 9 (b) of the Agreement would be a futile act on my part.  As a result, please be advised that such provision is inapplicable, and this Notice is effective upon delivery.

Pursuant to the Sections 3, 9, and 10 of the Agreement, I am entitled to immediate payment of all salary, bonuses, and benefits accruing to date, severance in an amount equal to my current semi-monthly base salary in the amount of $20,891.59 multiplied by forty-eight (48), and that portion of a performance bonus earned and payable with respect to calendar year 2008.  To the extent the Company wishes to engage me for Transition Period Services pursuant to Section 11 of the Agreement, I am amenable to such service, and await the Company’s immediate advices with respect to same.

While I hereby reserve and do not waive any and all rights available to me in law or equity, I am available to discuss this matter.  Furthermore, this notice is expressly without prejudice to any and all my rights which may be implicated by any contemplated transaction involving the Company or Mrs. Fields Famous Brands, LLC.

Please contact my counsel appearing below if you wish to engage in discussions concerning the issues raised by this notice.

Stephen Russo

cc:	Arthur L. Pressman
David S, Rosenthal
Victor G. Milione
All c/o Nixon Peabody LLP
100 Summer Street
Boston, MA 02110